[Exhibit 79]

                    [Letterhead of ITT Corporation]


                                    DATE:       August 3, 1997
                                    CONTACT:    Jim Gallagher
                                    TELEPHONE:  212-258-1261





                        FOR IMMEDIATE RELEASE


      ITT AND DAVIS GAMING TO FORM JOINT VENTURE FOR DESERT INN;
           ITT TO RECEIVE $250 MILLION AND RETAIN 50% STAKE


          NEW YORK, NY, AUGUST 3, 1997 -- ITT Corporation and Davis Gaming, L.L.C., owned by Marvin Davis, announced today the signing of an agreement in principle to form a 50/50 joint venture to own The Desert Inn Resort and Casino in Las Vegas, Nevada, and the 34 acre parcel of land which is adjacent to the property. The transaction places an enterprise value of $400 million on the property.

          The terms of the transaction provide for ITT to receive $250 million in cash, including $150 million from Davis Gaming and $100 million as the proceeds of new debt issued by the Desert Inn joint venture, and to retain 50 percent ownership of the property. In addition ITT, through its Caesars World subsidiary, will manage the Desert Inn property for ten years with an option to extend the management contract for an additional ten year period. Over the next two years the joint venture partners will carefully consider the feasibility of developing a new hotel and casino on the 34 acre parcel.




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Should the  decision be made to proceed,  ITT will also manage the new property. At the insistence of Davis Gaming, the transaction will include certain "change of control" provisions similar to those which
other   parties  have   insisted  upon  since  the  launch  of  Hilton
Corporation's hostile offer for ITT.

          The transaction, which is subject to the execution of a definitive agreement, due diligence and certain other customary closing conditions, is expected to be completed by November 1 and will be immediately accretive to ITT's earnings.

          "We believe this joint venture gives ITT the best of all worlds -- $250 million in cash, continued ownership of this premium property and a great partner in Marvin Davis," Rand V. Araskog chairman and chief executive of ITT said.

          "The Desert Inn has a rich and colorful history on the Las Vegas Strip," said Mr. Davis. "It is a unique property that ITT is transforming into the only 5-star casino resort hotel in Las Vegas. I'm very pleased with the opportunity to work with ITT to ensure the future success of this outstanding destination," Mr. Davis said.

          The Desert Inn, acquired by ITT in 1993 for $160 million, is currently undergoing a major renovation which is expected to be completed in early October. The luxury property has approximately 700 rooms including 90 suites, a 30,000 square foot casino, 30,000 square feet of meeting space, four restaurants, a 500 seat showroom, an 18-hole championship golf course, four tennis courts, a European style spa and fitness center, and a swimming pool.

          ITT Corporation is the parent company of Caesars World, Inc. which owns and operates Caesars Palace in Las Vegas, Caesars Atlantic City and Caesars Lake Tahoe. The company is currently building a riverboat casino in Harrison County, Indiana, and is a joint venture partner in casinos in Halifax and Sydney. ITT also owns ITT Sheraton Corporation, one of the world's largest hotel companies with nearly 425 owned, managed and franchised hotels in 63 countries around the globe as well as The Sheraton Casino in Tunica, Mississippi. ITT also owns ITT World Directories and an 83% interest in ITT Educational Services (NYSE:ESI).

                             - ITT -